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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Reynolds, P A (Last) (First) (Middle)		PacifiCare Health Systems, Inc.

	5995 Plaza Drive (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			1/22/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cypress, CA 90630 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				SVP Corporate Controller

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		01/22/03				A			6,000.000 (1)	A			6,965.576		D

	Common Stock													288.000		I		By 401(k) plan

	Common Stock													995.000		I		by Trust

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Non-Qualified Stock Option (right to buy)		$17.7700

	Non-Qualified Stock Option (right to buy)		$25.2500

	Non-Qualified Stock Option (right to buy)		$28.5500		01/22/03				A			6,000.000

	Non-Qualified Stock Option (right to buy)		$45.3125

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		11/29/11		Common Stock	8,500.000				8,500.000		D

		10/03/12		Common Stock	17,000.000				17,000.000		D

		01/22/13		Common Stock	6,000.000				6,000.000		D

		11/05/09		Common Stock	1,600.000				1,600.000		D

Explanation of Responses:

(1) The restricted stock units were granted on January 22, 2003 (the "Grant Date") pursuant to the 1996 Stock Option Plan for Officers and Key Employees of PacifiCare Health Systems, Inc., as amended, (the "Plan"). Each restricted stock unit entitles the recipient to receive a share of restricted stock after a four year deferral period. Within 45 days after the Grant Date, the recipient may elect to defer receipt of the restricted stock beyond the four year deferral period. In which case, the recipient shall receive the restricted stock on the earlier of the date specified in such election, or the date on which the recipient terminates his or her service as an employee of PacifiCare. The restricted stock is subject to forfeiture until certain restrictions, including continued employment, have lapsed. The forfeiture restrictions lapse in four cumulative annual installments each equal to 25 percent of the shares of restricted stock, commencing on the first anniversary of the Grant Date, and continuing on each of the next three successive anniversaries of the Grant Date.

(2) Granted under the 1996 Stock Option Plan for Officers and Key Employees of PacifiCare Health Systems, Inc., as amended, which is a Rule 16b-3 plan. The options become vested in four equal annual installments beginning on the first anniversary January 22, 2004.

- Beneficial holdings reflected on this report do not include changes in the reporting person's holdings of securities resulting from participation in the issuer's qualified employee stock plan since the last filing of a report disclosing transactions related to such participation.

/s/ Peter A. Reynolds	1/23/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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